UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated May 14, 2012, announcing the Company's financial results for the three months ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: May 22, 2012	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - First quarter 2012 results

Highlights
•	Seadrill generates first quarter 2012 EBITDA*) of US$595 million
•	Seadrill reports first quarter 2012 net income of US$439 million and earnings per share of US$0.89
•
Seadrill increases the ordinary quarterly cash dividend by 2 cents to US$0.82. In addition, Seadrill will pay a one-off dividend of US$0.15 per share related to an equal cash distribution from our investment in SapuraCrest

•	Seadrill subsidiary North Atlantic Drilling Limited ("North Atlantic Drilling") completes a private placement raising US$300 million
•	Seadrill secures new contracts with a total revenue potential of US$870 million

Subsequent events
•
Seadrill orders two ultra-deepwater harsh environment semi-submersible rigs, at Jurong and Hyundai, for a total consideration of US$1.3 billion. As part of these construction agreements, the Company has received options for further units

•
Seadrill orders a ultra-deepwater drillship at Samsung for an estimated total cost of US$600 million with delivery in the second quarter 2014. The Company has also received a fixed price option for one additional unit

•	Seadrill secures a three-year contract with revenue potential of US$710 million for the ultra-deepwater semi-submersible rig West Leo
•	Seadrill secures a five-year contract for the tender rig T18 with a US$235 million revenue potential
•	Seadrill continues to monitor Master Limited Partnership ("MLP") opportunities

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
First quarter 2012 results
Consolidated revenues for the first quarter of 2012 amounted to US$1,050 million as compared to US$1,059 million in the fourth quarter 2011.

Operating profit for the quarter was US$456 million compared to US$436 million in the preceding quarter.

Net financial items for the quarter showed a gain of US$24 million compared to a loss of US$501 million in the previous quarter. The previous quarter included a US$463 million impairment charge on our 39.9 percent ownership in Archer. While this quarter includes a gain of US$91 million on derivative financial instruments compared to a gain of US$33 million in the previous quarter. US$63 million of the gain is related to the sale of our holdings in Ensco plc. The rest is related to unrealized gains on currency forward contracts, total return swap arrangements and interest rate swaps.

Income taxes for the first quarter were US$41 million unchanged from the fourth quarter.

Net income for the quarter was US$439 million or basic earnings per share of US$0.89.

Balance sheet
As of March 31, 2012, total assets amounted to US$18,702 million, an increase of US$398 million compared to December 31, 2011.

Total current assets decreased from US$1,967 million to US$1,943 million over the course of the quarter primarily related to a decrease in cash and cash equivalents and restricted cash, offset by increases in accounts receivables and amounts due to related parties.

Total non-current assets increased from US$16,337 million to US$16,759 million mainly due to installments paid on our newbuilds.

Total current liabilities increased from US$2,771 million to US$2,819 million largely due to an increase in the current portion of long-term debt.

Long-term interest bearing debt increased from US$8,574 million to US$8,675 million over the course of the quarter and net interest bearing debt increased from $9,463 million to US$9,735 million.

Total equity increased from US$6,302 million to US$6,510 million as of March 31, 2012. The increase is mainly due to additional paid in capital and net income offset by paid dividends.

Cash flow
As of March 31, 2012, cash and cash equivalents amounted to US$445 million, which corresponds to a decrease of US$38 million compared to the previous quarter. Net cash from operating activities for the period was US$454 million whereas net cash used in investing activities for the same period amounted to US$440 million, primarily related to payment of yard installments on new rigs offset by a decrease in margin calls due to the realization of our forward position in Ensco. Net cash used for financing activities was US$52 million mainly due to paid cash dividends, offset by net proceeds from debt.

Outstanding shares
As of March 31, 2012, the issued common shares in Seadrill Limited totaled 467,966,574 adjusted for our holding of 1,284,359 treasury shares. In addition, we had stock options for 5.2 million shares outstanding under various share incentive programs for management, out of which approximately 1.7 million had vested and are exercisable.

Operations
Offshore drilling units
Seadrill had 46 offshore drilling units in operation during the first quarter in Northern Europe, US Gulf of Mexico, Mexico, South Americas, West Africa, Middle East and Southeast Asia (including five tender rigs owned by Varia Perdana).

For our floaters (drillships and semi-submersible rigs) the economical utilization rate in the first quarter averaged 94 percent compared to 93 percent in the fourth quarter. The utilization rate was adversely impacted by downtime in connection with maintenance of the blowout preventer ("BOP") equipment on three rigs as reported in the fourth quarter report. For our jack-up rigs, the economical utilization was 98 percent in the first quarter excluding the West Janus, which is held for sale, compared to 96 percent in the preceding quarter. For our tender rigs, the average economic utilization for the first quarter increased to 98 percent from 97 percent in the fourth quarter last year.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry
Semi-submersible rigs
West Alpha **	BG Consortium	Norway	May 2009	Mar 2014
West Aquarius	ExxonMobil	Southeast Asia	Feb 2009	Jun 2015
West Capricorn (NB*)	BP	USA	Jun 2012	Jun 2017
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky/Statoil	China	Nov 2011	Nov 2016
West Leo (NB*)	Tullow Oil	Ghana	Apr 2012	Apr 2016
West Mira (NB*)		South Korea – Hyundai Shipyard
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus	PEMEX	Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	Norway	Jan 2012	Jan 2015
West Rigel (NB*)**		Singapore – Jurong Shipyard
West Sirius	BP	USA	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2013
West Navigator **	Shell	Norway	Jan 2009	Jun 2014
West Polaris	ExxonMobil	Nigeria	Nov 2011	Oct 2012
West Auriga (NB*)		South Korea – Samsung Shipyard
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)		South Korea – Samsung Shipyard
West Neptune (NB*)		South Korea – Samsung Shipyard
West Jupiter (NB*)		South Korea – Samsung Shipyard
West Saturn (NB*)		South Korea – Samsung Shipyard

HE Jack-up rigs
West Elara **	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Apr 2014	Mar 2019

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2012	Jan 2013
Offshore Defender	Shell	Brunei	May 2012	May 2016
Offshore Freedom	KJO	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	KJO	Saudi Arabia / Kuwait	May 2009	Nov 2013
Offshore Mischief	Equion	Colombia	Mar2012	Sep 2012
Offshore Resolute	KJO	Saudi Arabia / Kuwait	May 2012	May 2015
Offshore Vigilant		Trinidad & Tobago
West Ariel	VSP	Vietnam	Jan 2012	Dec 2012
West Callisto	Total	Andeman Sea	May 2012	Sep 2015
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus***	VSP		Jun 2012	Oct 2012
West Leda	ExxonMobil	Malaysia	Mar 2012	Oct 2013
West Prospero	VSP	Vietnam	Jan 2012	Dec 2012
West Triton	KJO	In transit to Saudi Arabia / Kuwait	Jun 2012	Jun 2015
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jun 2013
T7	Chevron	Thailand	Nov 2011	Mar 2013
T11	Chevron	Thailand	May 2008	May 2013
T12	Chevron	Thailand	Apr 2011	Apr 2014

Unit	Current client	Area of location	Contract start	Contract expiry

T15 (NB*)	Chevron	China – COSCO Shipyard	Mar 2013	Mar 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Jun 2013	Jun 2018
T17 (NB*)		China – COSCO Shipyard
T18 (NB*)	Chevron	China – COSCO Shipyard	Jan 2014	Jan 2019
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	Chevron	Indonesia	Apr 2012	Apr 2013
West Jaya	BP	Trinidad & Tobago	Nov 2011	Jun 2014
West Esperanza (NB*)	Amerada Hess	Singapore - Keppel FELS	Jul 2013	Dec 2014
West Menang	Murphy	Malaysia	Aug 2011	Aug 2013
West Pelaut	Shell	Brunei	Apr 2012	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Mar 2010	Mar 2015

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary NADL in which we own 73 percent of the outstanding shares.
***	Seadrill has entered into an agreement to sell the unit, a transaction currently expected to be completed during the fourth quarter 2012.

Next quarter operational events
Our second quarter 2012 earnings is expected to be favorably impacted by the ultra-deepwater semi-submersible rigs West Leo and West Capricorn commencing operations in April and June, respectively. A full quarter of earnings from the harsh environment jack-up West Elara, which commenced operations for Statoil in March, will also have a positive impact. Per date, the second quarter has been adversely affected by approximately 20 days of off-hire for four deepwater rigs due to BOP maintenance. The jack-up rigs West Triton and Offshore Defender are mobilizing to new drilling locations, during this period we receive compensation from the customers that will be recognized as income over the contract term and not during the quarter. The Offshore Vigilant has completed its contract with BHP in April and due to repositioning, we do not expect any further earnings from this rig in the second quarter.

Newbuilding program
We have since our last reporting in February ordered four newbuilds at reputed Asian shipyards. The new orders include one ultra-deepwater drillship, two ultra-deepwater harsh environment semi-submersible rigs and one tender rig.

In early April, we ordered a ultra-deepwater semi-submersible rig at the Jurong shipyard in Singapore through our 73 percent majority owned subsidiary North Atlantic Drilling Ltd ("North Atlantic"). The rig will be of a Moss CS60 design, N-Class compliant and winterized. Maximum water depth will be 10,000 feet with a maximum drilling depth of 40,000 feet. The rig will be outfitted with a six-ram BOP stack and have the capacity for storing and handling of a second BOP in order to meet the highest safety and operational standards. Delivery of the rig is scheduled for first quarter 2015 and total project cost* is estimated to be approximately US$650 million.

Mid-April, we ordered a new tender rig at the COSCO Nantong shipyard in China with delivery scheduled for the fourth quarter 2013. The total project cost* is estimated at US$135 million.

Late April, we ordered a new drillship at the Samsung shipyard in South Korea. The drillship will be of equal specification as the other five drillships we currently have under construction at the same yard. The expected total project price* is estimated to be less than US$600 million, and delivery is scheduled during the second quarter 2014.

In May, we ordered another ultra-deepwater semi-submersible rig at the Hyundai Samho shipyard in South Korea, with equal specification as the semi-submersible rig ordered at Jurong in April. The rig is scheduled for delivery in the fourth quarter 2014, and total project cost* is estimated at less than US$650 million.

Following these latest newbuild orders we currently have 18 units under construction. This newbuild program includes six ultra-deepwater drillships, two ultra-deepwater semi-submersible rig, one harsh environment jack-up rig, four premium benign environment jack-up rigs, four tender rigs and one semi-tender rig. The delivery schedule for the newbuilds under construction is from the fourth quarter 2012 to the first quarter 2015, with the majority of deliveries in 2013 and 2014.

*) Total project cost estimates include project management, drilling and handling tools, spares, capitalized interest and operations preparations.

North Atlantic Drilling
North Atlantic Drilling – Norwegian OTC listed, operates our European harsh environment activities. Since the listing, North Atlantic Drilling has established a quarterly cash dividend policy and has paid regular cash dividends for the last three consecutive quarters. Since the OTC listing, the market environment and the demand for the company's services have strengthened materially based on significant exploration success in Norway and increased focus on harsh environment areas. This has led to North Atlantic Drilling ordering a further semi-submersible drilling rig at Jurong. To fund the newbuild order North Atlantic Drilling conducted a private placement of 150,000 new shares at $2 per share. Seadrill participated with 50 percent in the private placement. North Atlantic Drilling has a six-month option to acquire Seadrill's newly ordered semi-submersible rig at Hyundai, at original terms plus compensation for accrued costs. As previously communicated, the ambition is for the company to list its shares on one of the main stock exchanges in the USA. The target is to complete the listing in the second half of this year.

Operations in associated companies
Archer Limited ("Archer")
Archer is an international oilfield service company listed on the Oslo Stock Exchange. We currently own 146,238,446 shares in Archer, which represents a gross value of US$269 million based on the closing share price of NOK10.75 on May 10, 2012. Our Archer position contributed US$4 million to our first quarter net income, based on consensus estimates, compared to a loss of US$34 million in the fourth quarter. Contribution from Archer is reported under other financial items as part of investment in associated companies. For more information on Archer we refer to their quarterly report, which will be released on May 31 and published on www.archerwell.com.

Asia Offshore Drilling Ltd ("AOD")
AOD is an offshore drilling company listed on Oslo Stock Exchange that has three MOD-V B-Class jack-up rigs under construction at Keppel FELS in Singapore. Seadrill has a 33.75 percent ownership stake in AOD, which represents a gross value of US$65 million based on the closing share price of NOK28.00 on May 10, 2012. Seadrill is responsible for the construction supervision, project management, as well as corporate and commercial management of the AOD rigs. In order to take delivery of the three rigs, the Company needs to strengthen its equity base. Discussions with AOD have started and Seadrill has as a major shareholder expressed willingness to contribute its 33.75% share of the capital requirement.

For the first quarter, the impact of our AOD holding excluding the management fees was US$0 million. For more information on AOD, see their separate quarterly report published on www.aodrilling.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on Oslo Stock Exchange. Sevan Drilling owns and operates one ultra-deepwater rig of the cylindrical Sevan design in Brazil and has a second unit in transit to its first drilling location also in Brazil. In addition, the company has ordered two additional newbuilds under construction scheduled for delivery in fourth quarter 2013 and second quarter 2014, respectively. Seadrill has a 28.5 percent ownership stake in Sevan Drilling that based on a closing share price of NOK6.82 on May 10, 2012, represents a market value of some US$112 million. Contribution from Sevan Drilling is reported as part of investment in associated companies under other financial items. For the first quarter, Sevan Drilling contributed a loss of US$1 million to net income. Seadrill consider its investment in Sevan Drilling to be an opportunistic investment.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Varia Perdana Bhd.("Varia Perdana")
We have a 49 percent ownership interest in Varia Perdana, which owns and operates five self-erecting tender rigs. During the first quarter, the tender rig T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender rig T6 worked for Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali. T9 commenced operations on a new contract for Petronas Carigali, offshore Malaysia, in direct continuation of its preceding contract. Varia Perdana contributed US$9 million to our first quarter earnings compared to US$10 million in the fourth quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraCrest Bhd.("SapuraCrest")
We have an ownership interest of 23.6 percent or 301,132,020 shares in the Malaysian oil service provider SapuraCrest that is listed on the Malaysian Stock Exchange. The company contributed US$6 million to our performance in the first quarter in line with the preceding quarter. Contribution from SapuraCrest is reported as part of investment in associated companies under other financial items.

SapuraCrest owns among other things 51 percent of Varia Perdana Bhd and has a strong foothold in the deepwater construction market in the Asia Pacific region. As reported in the fourth quarter report, we are currently assisting SapuraCrest establishing a foothold in the Brazilian offshore construction market, and we have entered into a joint venture on a 50- 50 percent basis with regard to owning and operating three pipe laying support vessels (PLSVs) for operations in Brazil.

In June 2011, Integral Key Sdn Bhd ("IKSB"), now renamed to SapuraKencana Petroleum Berhad ("SKPB"), made a successfull offer, to acquire SapuraCreast for a total consideration of RM5.87 billion, equivalent to RM4.60 per share. The consideration to SapuraCrest shareholders will be satisfied by issuance of new shares in SKPB and a cash payment with split of 80 percent shares and 20 percent cash. Seadrill will own approximately 11.8 percent of SKPB and is expected to receive US$70 million in cash subsequent to completion of the acquisition. The shares of SapuraCrest were suspended from trading on the Malaysian Stock Exchange on May 2, 2012, pending completion of the transaction that is expected mid-May. Post completion SKPB will assume the listing status of either SapuraCrest or Kencana (another acquired company) and SapuraCrest will be de-listed. The combined Company will have a strong position in the fast growing oil service market in the Far East Asia and in Australia. Because of the merger, the Company will have a wider line of businesses and is currently also entering into oil production services and ownership. These businesses can, if managed successfully, create significant upside for the Company.

Our SapuraCrest ownership holding has a historic cost of US$133 million and a current market value as of May 1, 2012 of US$497 million.

For more information on SapuraCrest, see their separate quarterly report published on www. sapuracrest.com.

New contracts and contract extensions
Subsequent to the filing of our fourth quarter 2011 report, we have entered into the following new contracts and contract extensions:

In March, we received notice from Exxon exercising the second out of three options on the semi-submersible rig West Alpha. The extension is for two additional wells, approximately 120 days at an agreed dayrate of US$476,000. We also agreed a three-year contract with Saudi Aramco for operations offshore Saudi Arabia, for the jack-up rig West Callisto. The agreed daily rate is US$150,000. In addition, there is a mobilization fee of US$20 million to cover various upgrades, dry tow expenses and dayrate in the mobilization period.

In April, the contract for the semi-tender rig, West Menang for operations in Malaysia was extended for six months at an agreed daily rate of US$185,000. We also agreed a contract with Tullow Oil for the ultra-deepwater semi-submersible rig West Leo for operations offshore West Africa. The agreed daily rate is US$649,000 based on an economical utilization of 97 percent. The dayrate includes an incentive scheme to encourage an efficient operation.

In May, we we entered into a five-year contract with Chevron for the tender rig newbuild T18 for operations offshore Thailand. The agreed daily rate is US$127,000. Furthermore, KJO extended the contract for Offshore Intrepid for operation in the Kuwait / Saudi Arabia joint development area with one-year. The agreed daily rate is US$180,000.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Corporate Management

As reported in the fourth quarter, Rune Magnus Lundetræ would succeed Esa Ikäheimonen as Chief Financial Officer (CFO) of Seadrill Management AS post his departure from Seadrill. This transition has been accelerated and Mr Lundetræ has assumed the responsibility as CFO.

Market development
The outlook and fundamentals for the oil and gas industry remain strong. Continued growth in oil consumption and Brent crude oil consistently trading above $100 a barrel for more than two years has provided a stable market despite economic uncertainty and geopolitical instability in certain oil producing regions over the same period. Encouraging exploration successes in established as well as frontier basins are leading to an increasing backlog of appraisal and development drilling projects. These strong fundamentals support the expectation of continued strength in all sectors of the contract drilling industry for the foreseable future. We remain very bullish on the outlook for drilling services, in particular related to the demand we see today for our high-specification equipment.

Ultra-deepwater floaters (>7,500 ft water)
The worldwide supply of ultra-deepwater rigs has continued to increase as eight units have been ordered outside Brazil year to date, compared to 23 units during the first half of last year. The supply and demand in this market remains well balanced.

Tendering and contracting for ultra-deepwater units has grown at a strong pace during the first quarter of this year. Daily rates have reached the $550,000 to $650,000 range depending on location and contract duration. The spike in daily rates has led to increased contract durations and more favorable commercial terms and conditions. This development is forcing oil companies that are planning their future drilling campaigns to excel their requests and tenders for available rig capacity. As a result, we are already engaged in discussions regarding our ultra-deepwater units available in 2014 and beyond.

We have seen a strong trend recently where oil companies deviate from their normal tender process and are taking a more direct approach towards the rig owners. This is a clear sign of the strength of the market and similarly reflecting that rig owners are not willing to tie up their rigs in lengthy tendering processes.

Newbuild ultra-deepwater rigs delivered from yards continue to be effectively absorbed into the market. As such the number of competitive high specification ultra-deepwater floaters available in 2012 remains very limited. Given the observed development in demand we expect all newbuilds that have been ordered to be absorbed into the market with no adverse effects on utilization or dayrates. And as we have seen in earlier upcycles oil companies will enter into contracts earlier and accept longer durations. Dayrates have now reached the levels we achieved in 2007. Compared to the market in 2007, we see a significant growth in the number of major and independent oil companies who are looking for new rig capacity. The driver is largely the change from exploration work to development drilling with significant focus on getting production on stream at the right time. With the tight supply-demand balance, we now see in the ultra deep water market, it is clear that several oil Companies who have not secured enough rig capacity will have to postpone their field developments. This could postpone some future production and might have consequences for the supply-demand balance.

The Gulf of Mexico, West Africa and Brazil continue to be the core focus areas of our customers' ultra-deepwater exploration and production activities while exploration successes in emerging plays including offshore Mozambique, Tanzania, Israel and Cyprus bode well for future appraisal and development activities that will require even more ultra-deepwater capacity. With five of the thirteen ultra-deepwater rigs that could effectively be on location and drilling in West Africa or the Western Hemisphere within 2013 being Seadrill units, we are confident in our ability to capitalize on the strength of the current market. Seadrill will have preferences for packaged deals like the Petrobras deal that was concluded in 2007 and included three rigs with 6 years employment each.

Premium jack-up rigs (>350 ft water)
The market for premium jack-up rigs continued to show measured improvement during the quarter with strong interest from customers translating into increased tendering activity and some improvement in daily rates and contract duration in most markets.

For the past year, the utilization rate for premium jack-up rigs has remained above 90 percent. The utilization rate has trended upwards in each successive quarter and is as of early May at 98 percent. Between the start of 2010 and end of 2011 a large number of stacked units were reactivated by contractors seeking to take advantage of improved market conditions. The pace of reactivations has slowed in the last six months as the number of units that can be practically and economically brought back into operational condition has dwindled. Increasing demand during the last two quarters has therefore put pressure on daily rates to a greater extent than was evident during the first three quarters of 2011. There are 25 newbuild deliveries planned for 2012, a number that is in line with the average of 23 rigs that were effectively added to the fleet on an annual basis since 2008. Although there are a significant number of newbuilds that still need to be absorbed into the market over the next years, we are confident that oil companies will prefer the safety and efficiency gains offered by the newer and higher specification units.

In the last two months, we have witnessed a strong trend shift in the jack up market where additional demand has been influencing the market. We are likely to see an increase in dayrates of USD 20 – 30.000 per day in the moths to come.

Demand continues to be strong for high specification units within the traditional Asia Pacific market where the majority of our current fleet operates. We have also seen significant demand development in the Arabian Gulf market during the last quarters with existing and predicted requirements for at least 15 additional units in the region. With our four high specification jack-ups already contracted in the area, we are well positioned to further develop our customer relationships and take advantage of this attractive and long- term focused market.

Tender rigs
We continue to see strong interest from oil companies for the tender rig concept. This interest has materialized into several new contracts and extensions of existing contracts, at higher daily rates and longer contract duration. Furthermore, our customers' appreciation of this rig concept has provided the opportunity for new rigs to be ordered against long-term contracts, as our recent order of the T18. As such, we are continuing our organic growth strategy in this rig segment in combination with high grading and rationalizing our existing fleet, and expect to continue to grow our fleet of both tender rigs and semi-tenders to meet future demand developments. Several new Companies are approaching the capital market to raise money for funding of new build tender rigs. Due to Seadrill's strong customer relations, consistency and very strong operational history we view the threat from these new ventures as limited.

Corporate strategy, dividend and outlook

Growth and Investments
Since our incorporation we have followed a strategy to develop a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. Based on the growth in demand for ultra-deepwater units as well as modern jack-up rigs and tender rigs, we have been able to grow the Company into one of the leading offshore drillers in a short-time frame. In light of the continued increase in demand for such units we see further growth opportunities in our markets. In response to this development and in line with our strategy we have since our last quarter report ordered a further ultradeepwater drillship, two ultra-deepwater harsh environment semi-submersible rigs, and a tender rig for a total all-in cost of approximately US$2 billion. At current daily rates these new investments as well as the newbuilds ordered last quarter will significantly enhance both our future earnings and dividend capacity. We currently have 18 newbuilds under construction at a total all-in cost of US$6.9 billion with deliveries between 2012 and 2015 with the majority of deliveries in 2013 and 2014. Approximately US$1.3 billion of the project costs have already been paid.

Revenue backlog
In 2012 we have entered into new contracts with a revenue potential of US$1.9 billion, bringing our total orderbacklog to a new historic high of US$13.8 billion and more importantly with an EBITDA margin of 60 percent. This provides us with one of the best earnings visibility in our industry, while we at the same time have several attractive open slots. We are of the firm belief that the current market environment and the specific discussions we are in will enable us to significantly increase the amount and duration of our revenue backlog further over the next six months.

Financial flexibility
Our financial flexibility continues to remain strong. As indicated in the fourth quarter report we have a credit facility related to part of our tender rig fleet that matures in July. We are in advanced discussions to refinance this facility and have received clear indications the credit facility can be increased significantly, reflecting 70 percent gearing on market values and the inclusion of unpledged assets. Over the past few months we have received strong interest from investors and US banks to offer Seadrill 5 – 10 year unsecured financing at attractive terms. We are currently considering this opportunity as a part of our overall financing strategy.

Based on present indications we remain highly confident that attractive financing to support the newbuild program in 2013 and 2014 can be achieved at levels equal or even higher than the outstanding yard installments. As demonstrated with the tender rig refinancing, we will continue to work towards asset backed finance while also exploring unsecured facilities.

Master Limited Partnership ("MLP")
In April, it was announced that the Board of Seadrill is considering establishing an MLP structure. Such a structure could be efficient in lowering the company's financing costs and increasing the dividend capacity to shareholders. An MLP structure could involve part-ownership of 4-6 rigs on long-term contracts. An MLP could be designed to be a combination of floaters, tender rigs and possibly jack-up rigs in order to reduce the risk for investors and increase Seadrill's flexibility.

Seabras
In the fourth quarter 2011 report, we announced that our subsidiary Seabras Serviços de Petróleo S.A. ("Seabras"), would complete its filing with the Brazilian Securities and Exchange Commission ("Comissão de Valores Mobiliários" or "CVM") in March, with an anticipated subsequent listing expected in April 2012. As reported in the fourth quarter the potential future offering of the common shares was subject to market as well as other conditions. The Board still intends to complete the listing of Seabras before the year-end and is currently evaluating several opportunities to increase Seabras' activities prior to the listing.

Other Significant Investments
We hold various ownership interests in other listed offshore drilling and oil service companies. This portfolio includes a 39.9 percent holding in Archer Limited, a 33.75 percent holding in Asia Offshore Drilling Ltd, a 28.5 percent in Sevan Drilling ASA, a 23.6 percent holding in SapuraCrest Bhd. Except for our strategic investment in Archer, the Board evaluates the prospects of these investments on a continuous basis. The Board appreciates the hard work performed by the new management team in Archer in order to fully integrate and get efficiency out of the three original Companies, and believes that the situation is under control and that Archer has significant upside if it can be positioned right in the years to come.

At current market prices, potential disposal of the above-mentioned holdings could free up approximately US$1.1 billion in cash proceeds compared to US$958 million as at year-end 2011. We are of the opinion that these holdings add significant financial flexibility to our Company.

Quarterly Cash Dividend
The Board has in connection with the disclosure of the first quarter results evaluated the current dividend level and prospects and decided to increase the regular quarterly dividend by US$0.02 to US$0.82. As holder of 11.8 % of the shares in SapuraCrest Seadrill will receive a cash dividend payment of approximately USD 70 million from the merger. The Board has decided that this cash will be distributed to the shareholders as an extraordinary quarterly dividend set to USD 0,15 per share. Total dividend for the quarter will then be USD 0,97 per share. The increase in regular dividend reflects the improved market outlook, the strong revenue backlog, and the solid support Seadrill receives from the financing market. The ex. dividend date has been set to May 22 2012, record date is May 24, 2012 and payment date is on or about June 7, 2012.

Near-term prospects
Seadrill continues to deliver superior value creation among its peer group and a quarterly dividend is a key objective to the Board. Strong operational performance and a positive market outlook have supported the highest dividend yield in the industry and we now see significant opportunities to further grow the dividend capacity.

Operational performance for the fleet as a whole was solid in the first quarter, but with room for further improvement as we did experience some downtime due to subsea challenges for some of our deepwater units as mentioned in the operations section. Operating costs were steady in the period and no significant fluctuations are expected in later reporting periods. In respect of jack up we have seen some benefits in localizing crew and further utilization of the group purchasing power.

Improving HSE performance coupled with positive customer satisfaction feedback in all four geographical regions makes us confident in our ability to meet our ambitious growth targets.

Seadrill currently has 48 rigs in operation and a construction program totaling 18 units, including 6 drillships, 2 harsh environment semi-submersibles, 5 tender rigs and 5 jack ups. As communicated in previous quarters, we remain committed to deliver an annualized EBITDA in excess of US$3 billion once our newbuilds are delivered in 2013. The Board has as a function of this revised their target, and are confident that we in the latter part of 2015 when the present newbuildings are delivered can run a Company which generate between USD 10 - 11million in cashflow per day. The new target has thereby been set to a yearly EBITDA contribution of USD 4 billion per year.

The Company is continuously monitoring corporate opportunities in the M&A market. However, the Board has based on the high valuation prices and the quality of the assets given preference to organic growth. This might change over time. Demand for rigs in various regions remains strong, particularly in the Gulf of Mexico, Brazil and Africa, due to continued exploration successes, increased development drilling and an oil price above US$100. New supply is replacing older rigs as oil and gas companies continue to put a strong emphasis on quality equipment and operational track record, including HSE. As a result we remain very positive to the prospects of continued growth and thereof the best financial performance in the industry. Seadrill has in the last quarter invested aggressively in newbuilds and gained access to fixed price options with attractive delivery slots at the same yards. The shareholders should expect the Company to continue the aggressive organic growth as long as the present environment of low yard prices, strong long term charter rates, difficult financing markets in general and good visibility creates a very attractive investment return. The level of ordering will to a large extent depend on how successful we are in building the backlog from the existing USD 13.8 billion. Based on the contracting opportunities we see today we are confident in our ability to continue to build our back log.

The Board is pleased with the way the Company is positioned, the professional work by our employees, and see there are exciting opportunities ahead of us in order to deliver increased return to our shareholders.

The operational performance so far in Q2 have been solid, and we expect good growth in the operational cashflow for Q2 and for the rest of the year.

Forward-Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

May 14, 2012
The Board of Directors
Seadrill Limited Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Seadrill Limited

INDEX TO UNAUDITED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2012 and 2011	Page 2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2012 and 2011	Page 3

Unaudited Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011	Page 4

Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2012 and 2011	Page 5

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2012	Page 7

Notes to Unaudited Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three month periods ended March 31, 2012 and 2011

(In US$ millions)

	Three month period ended March 31,
	2012	2011

Operating revenues
Contract revenues	1 025	1 081
Reimbursables	25	26
Other revenues	(0)	3
Total operating revenues	1 050	1 110

Operating expenses
Vessel and rig operating expenses	381	460
Reimbursable expenses	23	25
Depreciation and amortization	139	143
General and administrative expenses	51	52
Total operating expenses	594	680

Net operating income	456	430

Financial items
Interest income	4	6
Interest expenses	(71)	(77)
Share in results from associated companies	18	19
Gain/ (loss) on derivative financial instruments	91	41
Foreign exchange (loss)	(20)	(23)
Gain on loss of control in subsidiary	0	540
Other financial items	2	(2)
Total financial items	24	504

(Loss)/income before income taxes	480	934

Income taxes	(41)	(48)
Net (loss)/income	439	886

Net (loss)/ income attributable to the parent	416	879
Net income attributable to the non-controlling interest	23	7

Basic earnings per share (US$)	0.89	1.98
Diluted earnings per share (US$)	0.87	1.83
Declared regular dividend per share (US$)	0.82	0.75
Declared extraordinary dividend per share (US$)	0.15	0

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three month periods ended March 31, 2012 and 2011

(In US$ millions)

	Three month period ended March 31,
	2012	2011

Net (loss)/ income	439	886

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	0	164
Change in unrealized foreign exchange differences	(8)	23
Change in unrealized gain/ (loss) relating to pension	0	0
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	1
Deconsolidation of subsidiaries	0	(63)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	5	7
Other comprehensive income/ (loss):	(3)	132

Total comprehensive (loss)/income for the period	436	1 018

Comprehensive (loss)/income attributable to the parent	431	994
Comprehensive income attributable to the non-controlling interest	5	24

Accumulated other comprehensive income as per March 31, 2012 and December 31, 2011:

	March 31,	December 31,
	2012	2011
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	1	1
Unrealized gain on foreign exchange	46	54
Actuarial gain relating to pension	(11)	(11)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	(13)	(5)

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In US$ millions)

ASSETS	March 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	445	483
Restricted cash	134	232
Marketable securities	20	24
Accounts receivables, net	806	720
Amount due from related party	234	185
Other current assets	304	323
Total current assets	1 943	1 967
Non-current assets
Investment in associated companies	753	721
Newbuildings	2 518	2 531
Drilling units	11 630	11 223
Goodwill	1 320	1 320
Restricted cash	255	250
Deferred tax assets	31	33
Equipment	30	25
Other non-current assets	222	234
Total non-current assets	16 759	16 337
Total assets	18 702	18 304
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1 459	1 419
Trade accounts payable	65	38
Short-term deferred taxes	15	15
Short-term debt to related party	99	19
Other current liabilities	1 181	1 280
Total current liabilities	2 819	2 771
Non-current liabilities
Long-term interest bearing debt	8 675	8 574
Long-term debt to related party	435	435
Deferred taxes	32	34
Other non-current liabilities	231	188
Total non-current liabilities	9 373	9 231

Equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
467,966,574 outstanding at Mar 31, 2012 (December, 31 2011: 467,772,174 )	935	935
Additional paid in capital	2 182	2 097
Contributed surplus	1 956	1 956
Accumulated other comprehensive income	(13)	(5)
Accumulated earnings	1 041	994
Non-controlling interest	409	325
Total equity	6 510	6 302
Total liabilities and equity	18 702	18 304

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three month periods ended March 31, 2012 and 2011

(In US$ millions)

	Three month period ended March 31,
	2012	2011
Cash Flows from Operating Activities
Net income/ (loss)	439	886
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	139	143
Amortization of deferred loan charges	7	6
Amortization of unfavorable contracts	0	(9)
Amortization of favorable contracts	3	6
Amortization of mobilization revenue	(31)	(23)
Share of results from associated companies	(18)	(19)
Share-based compensation expense	2	3
Unrealized (gain)/ loss related to derivative financial instruments	(37)	(17)
Dividend received from associated company	0	0
Deferred income tax expense	(3)	(3)
Unrealized foreign exchange loss (gain) on long term interest bearing debt	4	11
Non cash gain recognized related to loss of control	0	(540)
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	53	5
Trade accounts receivable	(86)	96
Trade accounts payable	27	(8)
Prepaid expenses/accrued revenue	(33)	(12)
Other, net	(12)	(16)
Net cash provided by operating activities	454	509

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three month periods ended March 31, 2012 and 2011

 (In US$ millions)

	2012	2011
Cash Flows from Investing Activities
Additions to newbuildings	(506)	(1 150)
Additions to rigs and equipment	(32)	(32)
Sale of rigs and equipment	0	0
Change in margin calls and other restricted cash	108	5
Purchase of marketable securities	0	0
Investment in subsidiaries, net of cash acquired	0	(26)
Cash deconsolidated upon loss of control in subsidiary	0	(127)
Investment in associated companies	(14)	0
Short term loan granted to related parties	0	0
Proceed from repayment of short term loan to related parties	0	0
Proceeds from realization of marketable securities	4	0
Net cash used in investing activities	(440)	(1 330)

Cash Flows from Financing Activities
Proceeds from debt	824	1 499
Repayments of debt	(622)	(609)
Debt fees paid	(2)	(4)
Change in current liability related to share forward contracts	0	0
Contribution (to) / from non-controlling interests	0	(23)
Contribution from non-controlling interests related to private placement	125	425
Proceeds from issuance of equity	0	0
Purchase of treasury shares	0	(26)
Proceeds from sale of treasury shares	2	6
Dividends paid	(379)	(385)
Net cash used by financing activities	(52)	883

Effect of exchange rate changes on cash and cash equivalents	0	7

Net increase / (decrease) in cash and cash equivalents	(38)	69
Cash and cash equivalents at beginning of the year	483	755
Cash and cash equivalents at the end of period	445	824

Supplementary disclosure of cash flow information
Interest paid	(68)	(50)
Taxes paid	(45)	(34)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2012

(In US$ millions)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2011	935	2 097	1 956	(5)	994	325	6 302
Sale of treasury shares		2					2
Purchase of treasury shares							0
Employee stock options issued		2					2
Changes in actuarial gain/losses relating to pension							0
Private placement in subsidiary		84				66	150
Costs related to capital increase in subsidiary		(3)					(3)
(Un)realized gain/(loss) on marketable securities							0
Foreign exchange differences				(8)			(8)
Change in unrealized (loss) on interest rate swaps in VIEs						5	5
Change in unrealized (loss) on interest rate swaps in subsidiaries							0
Dividend payment					(369)	(10)	(379)
Dividend paid to Non-controlling interests in VIE							0
Shares purchased from non controlling interests							0
Deconsolidation of subsidiaries							0
Induced conversion of convertible bonds							0
Net income					416	23	439
Balance at March 31, 2012	935	2 182	1 956	(13)	1 041	409	6 510

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Unaudited notes to the consolidated financial statements

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and as of March 31, 2012 we owned and operated 41 offshore drilling units, and have additionally 16 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2011. The year-end condensed balance sheet data that was derived from audited financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Note 2– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Unaudited notes to the consolidated financial statements

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues
(In US$ millions)	Three months ended March 31,
	2012	2011
Floaters	657	624
Jack-up rigs	199	203
Tender rigs	169	126
Well Services *	0	128
Total	1,025	1,081
* Represents the activity up to the time of deconsolidation in February 2011.

Depreciation and amortization

(In US$ millions)	Three months ended March 31,
	2012	2011
Floaters	94	89
Jack-up rigs	32	34
Tender rigs	13	13
Well Services*	0	7
Total	139	143
* Represents the activity up to the time of deconsolidation in February 2012.

Operating income - net income

(In US$ millions)	Three months ended March 31,
	2012	2011
Floaters	318	312
Jack-up rigs	67	64
Tender rigs	71	49
Well Services*	0	5
Operating income	456	430
Unallocated items:
Total financial items	24	504
Income taxes	(41)	(48)
Net income	439	886
* Represents the activity up to the time of deconsolidation in February 2011.

Unaudited notes to the consolidated financial statements

Total Assets

(In US$ millions)	March 31, 2012	December 31, 2011
Floaters	12,981	12,849
Jack-up rigs	4,214	4,209
Tender rigs	1,507	1,246
Total	18,702	18,304

Note 3 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three months ended March 31,
	2012	2011
Net (loss)/ income available to stockholders	416	879
Effect of dilution	9	15
Diluted net (loss)/ income available to stockholders	425	894

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three months ended March 31,
	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	468	443
Diluted earnings per share:
Weighted average number of common shares outstanding	468	443
Effect of dilutive share options	2	2
Effect of dilutive convertible bonds	19	44
	489	489

Unaudited notes to the consolidated financial statements

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized as "Other comprehensive income".

Marketable securities held by us include now 81.1% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 3.3% of Golden Close Maritime bond ("Golden Close"). We have sold our Ensco shares during the first quarter of 2012.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Ensco	Petromena	Golden Close	Total

Historic cost at December 31, 2011	5	4	15	24
Fair Market value adjustments recognized via OCI or P&L as of December 31, 2011	(1)		1
Net book value at December 31, 2011	4	4	16	24
Additions
Fair market value adjustments recognized via OCI
Release of OCI into profit & loss
Realization of historic cost	(4)
Other than temporary impairments
Historic cost at March 31, 2012	-	4	16	20
Fair Market value adjustments recognized via OCI as of March 31, 2012
Fair Market value adjustments recognized via P&L
Net book value at March 31, 2012	-	4	16	20

Note 5 – Gain/ (loss) on derivative financial instruments

The year to date gain of $91 million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 224.70 and expiry on September 6, 2012. The total realized and unrealized gain related to the TRS agreements amounted to $6 million for the three months ended March 31, 2012.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to $2 million for the three months ended March 31, 2012.

Other derivative instruments:
Total realized and unrealized gain on other derivative instruments amounted to $85 million for the three months ended March 31, 2012, mainly due to realized gain in our Ensco forwards contracts (US$63 million) and realized gain on our Rowan position (US$21 million).

Unaudited notes to the consolidated financial statements

Note 6 – Newbuildings

(In US$ millions )
Opening balance at December 31, 2011	2,531
Additions	506
Re-classified as drilling units	(519)
Closing balance at March 31, 2012	2,518

The transfer to the Drilling units is related to the commencement of operations of West Elara, while the additions are mostly related to first installments on West Jupiter and Neptun.

In 2012, additions to newbuildings are principally related to acquisition of rigs and yard installments, but also include capitalized interest expenses and loan-related costs amounting to $28 million.

Newbuildings as at March 31, 2012, are as follows:

Drilling unit	Yard	Delivery date	Book Value as of March 31, 2012	Estimated total project price
			In US$ millions	In US$ millions
Jack-up rigs
West Telesto	Dalian	4Q 2012	21	190
West Tucana	Jurong	4Q 2012	39	200
West Castor	Jurong	1Q2013	38	200
West Oberon	Dalian	1Q 2013	21	190
West Linus	Jurong	3Q 2013	105	530
Tender rigs
T-15	Nantong	4Q 2012	29	113
T-16	Nantong	1Q 2013	28	113
T-17	Nantong	1Q 2013	25	115
West Esperanza	Keppel	2Q 2013	38	200
Semi-submersible rigs
West Capricorn	Jurong	4Q 2011(*)	802	-
West Leo	Jurong	1Q 2012	634	650
Drillships
West Auriga	Samsung	1Q 2013	141	600
West Vela	Samsung	2Q 2013	140	600
West Tellus	Samsung	2Q 2013	139	600
West Neptun	Samsung	2Q 2014	159	600
West Jupiter	Samsung	3Q 2014	159	600
			2,518	5,501
(*) Delivered from yard, not yet commenced operations

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Unaudited notes to the consolidated financial statements

Note 7 – Drilling units

(In US$ millions)	March 31, 2012	December 31, 2011
Cost	13,443	12,898
Accumulated depreciation	(1,813)	(1,675)
Net book value	11,630	11,223

The increase in cost is mostly related to the transfer of West Elara from the Newbuildings (please refer to note 6).

Depreciation expense was $138 million and $132 million for the three months ended March 31, 2012 and 2011, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.

(In US$ millions)	March 31, 2012	December 31, 2011
Cost	46	40
Accumulated depreciation	(16)	(15)
Net book value	30	25

Depreciation expense was $1 million and $11 million for the three months ended March 31, 2012 and 2011, respectively.

Note 9 – Goodwill

In the three months period ended March 31, 2012 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	Period ended March 31, 2012	Year ended December 31, 2011
Net book balance at beginning of period	1,320	1,676
Goodwill acquired during the period	-	-
Goodwill derecognized related to loss of control in subsidiary	-	(356)
Impairment losses	-	-
Currency adjustments	-	-
Net book balance at end of period	1,320	1,320

Unaudited notes to the consolidated financial statements

Note 10 – Long-term interest bearing debt and interest expenses

(In US$ millions)	March 31, 2012	December 31, 2011

Credit facilities:
US$800 facility	261	272
US$585 facility	325	337
US$100 facility	73	74
US$1,500 facility	1,015	1,059
US$1,200 facility	967	1,000
US$700 facility	612	630
US$1,121 facility	1,086	985
US$2,000 facility (North Atlantic Drilling)	1,875	1,917
US$170 facility	90	92
US$550 facility	536	550
US$400 facility	390	400
US$100 credit	100	0
Total Bank Loans + other	7,330	7,316

Debt recorded in consolidated VIE's:
US$700 facility	451	470
US$1,400 facility	910	939
Total Ship Finance Facilities	1,361	1,409

Bonds and convertible bonds:
Bonds	588	425
Convertible bonds	549	545
Total bonds	1,137	970

Other credit facilities with corresponding restricted cash deposits:	306	298

Total interest bearing debt	10,134	9,993
Less: current portion	(1,459)	(1,419)
Long-term portion of interest bearing debt	8,675	8,574

The outstanding debt as of March 31, 2012 is repayable as follows:
(In US$ millions) Year ending December 31
2012	1,285
2013	2,266
2014	1,610
2015	1,789
2016 and thereafter	3,284
Effect of amortization of convertible bond	(101)
Total debt	10,134

Unaudited notes to the consolidated financial statements

On January 31, 2012 we have successfully completed a NOK1,250 million senior unsecured bond issue with maturity date February 13, 2014. Settlement date is set to be February 13, 2012. An application will be made for the bonds to be listed on Oslo Børs as soon as practically possible. The net proceeds from the bond issue will be used for general corporate purposes. In conjunction with the bond issue, Seadrill has repurchased bonds with nominal value of NOK331.5 million in the SME05 (ISIN: NO 001 028379.9) maturing at September 28, 2012.

On March 22, 2012 we have entered into a US$100 million overdraft facility with Nordea Bank intended for general corporate purposes with a maturity of three months. The facility bears interest at LIBOR + margin.

Covenants- Credit facilities:

We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - for more details see Annual Report 2011.

Note 11 – Equity

	March 31, 2012		December 31, 2011
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	938	469,250,933	938
Treasury shares held by Company	(1,284,359)	(2)	(1,478,759)	(3)
Shares issued and outstanding	467,966,574	936	467,772,174	935

On March 27, 2012, our subsidiary North Atlantic completed a private placement of 150,000,000 new ordinary shares at US$2.00 per share, raising gross proceeds of US$300 million. Seadrill Ltd was allocated 75,000,000 shares in the private placement and following the transaction we own 73.2% of North Atlantic.

Note 12 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

Unaudited notes to the consolidated financial statements

In the three month period ended March 31, 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Polaris	31
West Hercules	19
West Taurus	28
Total	78

These lease costs are eliminated at consolidation.

On July 1, 2011, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of $290 million and $145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet on March 31, 2012.

On March 31, 2012, we obtained a short-term unsecured credit facility of $84 million from Metrogas, also an affiliate of Hemen Holding Ltd and Farahead Investments Inc. The amount is repayable in June 2012 and bears interest in accordance with arms-length principles.

Note 13 – Fair value of financial instruments

The fair values of our financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at March 31, 2012, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	March 31, 2012	(Level 1)	(Level 2)	(Level 3)	March 31, 2012
Assets:
Marketable securities	20			20	20
Currency forward contracts – short term payables	3		3		3
Total assets	23		3	20	23
Liabilities:
TRS equity swap contracts	3		3		3
Other derivative instruments- short term payable	11		11		11
Interest rate swap contracts – short term payables	335		335		335
Total liabilities	349		349		349

Unaudited notes to the consolidated financial statements

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In US$ millions)
Beginning balance January 1, 2012	20
Realization of bonds	-
Changes in fair value of bonds	-
Ending balance March 31, 2012	20

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at March 31, 2012.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Unaudited notes to the consolidated financial statements

Note 14 – Commitments and contingencies

Purchase Commitments

At March 31, 2012, we had sixteen contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, five drillships, five jack-up rigs, and four tender rigs. The units are scheduled to be delivered in 2012, 2013 and 2014. As of March 31, we have paid $2,518 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $3,785 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining payments is as follows:

Maturity schedule for remaining newbuild payments as of March 31, 2012 (In US$ millions)
2012	431
2013	2,473
2014	881
Total	3,785

Legal Proceedings

We are a party, as plaintiff or defendant, to a few lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition activities.  We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2012.

Tax issue related to relocation of rigs and functional currency

In October 2011, the tax authorities in Norway issued a tax reassessment pertaining to tax filings made by our consolidated subsidiary, North Atlantic Drilling Limited ("North Atlantic") for the years 2007 through 2009. The following issues were addressed in the tax reassessment:

a)
the Company's 2007 tax positions relating to a possible taxable gain arising from the transfer of certain legal entities to a different tax jurisdiction.  These positions also affect the relevant filed tax assessments for 2008, 2009 and 2010.  To the extent there is a taxable gain, there is also an uncertainty related to the amount of such gain, and this, in turn, is affected by the timing of the transfer of the domiciles of the legal entities to a new tax jurisdiction.  In the Company's opinion, the transfer by the legal entities of their domiciles took place in December 2007.

b)
the principles for conversion of the functional currency for several Norwegian subsidiaries for tax reporting purposes. In the Company's view, applicable tax legislation is subject to various interpretations related to the calculation of the tax basis measured in Norwegian kroner. There is ongoing correspondence with tax authorities with regards to calculation methods for conversion of accounts in functional currency to taxable income in Norwegian kroner.

Unaudited notes to the consolidated financial statements

The total remaining claim following the tax reassessment is approximately $263 million and is calculated based on tax reassessments received, reduced with payments and ordinary current tax accruals in 2010 and 2011.

Management remains of the opinion that the tax authorities' position, related to item a) above, is based on an unconstitutional retroactive application of the law. We will vigorously defend ourselves against this claim and we have filed legal action in Norway to mitigate the liability. As for item b) above, we are in the process of filing an appeal

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates, in accordance with ASC Topic 740 Income Taxes. Based on the analysis, the Company has recorded a tax expense of $9 million in the profit and loss statement and $39 million as deferred charges, amortized over the remaining lifetime of the sold drilling units. Correspondingly, a short term tax liability related to uncertain tax positions of $48 million has been recorded in 2011.

As a consequence of this, Seadrill Limited has also in 2012 provided North Atlantic Drilling Limited with a liquidity facility covering any liquidity exposure for North Atlantic Drilling Limited and where Seadrill Limited will keep North Atlantic Drilling Limited harmless for any tax claim exceeding $63 million related to the move of legal entities to a new tax jurisdiction and the use of US dollar as the functional currency for tax reporting purposes.

We have not made any other provisions for uncertain tax positions than the ones described above.

Note 15 – Subsequent Events

Seadrill has received a letter of award for a new three year contract for a semi-submersible for operations offshore West Africa with a reputable oil company, contract starting second quarter 2013. The total potential contract revenue based on 97% utilization is estimated to approximately USD 710 millions and includes a performance bonus arrangement. The letter of award is subject to final approval by the charterers Board to be lifted no later than May 16th.

Since March 31, 2012 Seadrill has ordered four new rigs:

- On April 3, our subsidiary North Atlantic has entered into a turnkey construction contract with Jurong Shipyard in Singapore for the construction of a new harsh environment semi-submersible drilling rig. The new rig is scheduled for delivery in the first quarter 2015 at the latest and total estimated project cost (including project management, drilling and handling tools, spares, capitalized interest and operations preparations), is approximately US$650 million.

- On April 12, Seadrill has exercised an option to build a new tender rig at the COSCO Nantong Shipyard in China. The new unit, T18, is scheduled for delivery in the fourth quarter 2013 and the total project price is estimated at US$135 million. On May 4, 2012 we already announced a Letter of Award for a five-year contract for this rig by Chevron Thailand Exploration and Production Ltd. Commencement of operations is scheduled for the first quarter 2014.

- On April 30, we announced the order of a sixth drillship from Samsung with delivery in the second quarter of 2014. The expected total project cost is less than USD600 million, in line with the 5 units under construction and with delivery in 2013 and 2014.

- On May 4, we entered into a new turnkey construction contract with Hyundai Samho Shipyard for the construction of a new harsh environment semi-submersible drilling rig, scheduled for delivery in the fourth quarter 2014. Total estimated project costs are less than US$650 million. In addition, Seadrill has agreed a fixed price option for one further unit from the yard.